SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68835

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAKSTONE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. WACKER DRIVE, SUITE 2500
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SLEIGH (312) 204-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, RUTTENBERG & ROTHBLATT, P.C.
(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN ROAD (Address) DEERFIELD (City) IL (State) 60026 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN SLEIGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAKSTONE SECURITIES, LLC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CAROLYN A HENSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/17/16

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peakstone Securities, LLC

Financial Statements, Supplementary Information And Auditor's Report

December 31, 2014

PUBLIC

Peakstone Securities, LLC
December 31, 2014

Table of Contents **Page**

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Financial Statements 3-4

Supplementary Information

Exemption Report SEA Rule 17a-5(d)(4) 5

Report of Independent Registered Public Accounting Firm
of the Exemption Report SEA Rule 17a-5(d)(4) 6

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Report of Independent Registered Public Accounting Firm

To the Members
Peakstone Securities, LLC

We have audited the accompanying statement of financial condition of Peakstone Securities, LLC (an Illinois limited liability company) (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Peakstone Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Frost, Ruttenberg, & Rothblatt, P.C.

January 30, 2015
Deerfield, Illinois

PEAKSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	86,868
Prepaid expenses and deposits		9,297
Total Assets	$	96,165

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	15,716
Total Liabilities		15,716
MEMBERS' EQUITY		80,449
Total Liabilities and Members' Equity	$	96,165

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Peakstone Securities, LLC (the "Company") is an Illinois limited liability company established on February 17, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulation Authority (FINRA) and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer on March 2, 2012.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Chicago, Illinois.

B. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2014, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

Investment banking income includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

E. Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as appropriate. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

The Company is subject to the Illinois 1.5% replacement tax on income. The replacement tax for 2014 was $8,737.

Note (1) Nature of Operations and Summary of Significant Accounting Policies- Continued

F. Subsequent Events

The Company evaluated all significant events or transactions that occurred through January 30, 2015 the date these financial statements were available to be issued.

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Note (2) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $71,151, which was $66,151 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.22 to 1.

Note (3) Related Party

The Company has entered into an expense sharing arrangement with The Peakstone Group, LLC, an affiliated entity, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage. Allocated expenses under the agreement amounted to approximately $15,400 for the year ended December 31, 2014. The Company paid $23,832 to the affiliated entity for expenses in 2014.

Note (4) Concentrations of Credit Risk

Three customers accounted for all of the Company's investment banking income for the year ended December 31, 2014.

Note (5) Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

PEAKSTONE

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 30, 2015

Frost, Ruttenberg & Rothblatt, P.C.
111 S. Pfingsten Road
Suite 300
Deerfield, IL 60015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Peakstone Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ____________________

Name: Stephen Sleigh

Title: CEO

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Report of Independent Registered Public Accounting Firm

To the Members
Peakstone Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Peakstone Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "Exemption Provisions") and (2) the Company stated that the Company met the identified Exemption Provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frost, Ruttenberg & Rothblatt, P.C.

January 30, 2015
Deerfield, Illinois